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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)*


                              CABELA'S INCORPORATED

                                (NAME OF ISSUER)


                          COMMON STOCK, $0.01 PAR VALUE

                         (TITLE OF CLASS OF SECURITIES)


                                   126804 30 1
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                                 (CUSIP NUMBER)

                                DECEMBER 31, 2004
--------------------------------------------------------------------------------
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                           [ ]  Rule 13d-1(b)
                           [ ]  Rule 13d-1(c)
                           [X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.       126804 30 1
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1        Name of Reporting Persons.
         I.R.S. Identification No. of above person (entities only).

         Michael R. McCarthy
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2        Check the Appropriate Box if a Member of a Group
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place of Organization

         U.S.A.
--------------------------------------------------------------------------------
                                    5       Sole Voting Power:
Number of                                   98,355(1)
Shares                              --------------------------------------------
Beneficially                        6       Shared Voting Power:
Owned by                                    3,782,016(2)
Each                                --------------------------------------------
Reporting                           7       Sole Dispositive Power:
Person                                      98,355(1)
With                                --------------------------------------------
                                    8       Shared Dispositive Power:
                                            3,782,016(2)
--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

         3,880,371(1)(2)
--------------------------------------------------------------------------------
10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

--------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)

         7.3%(1)(2)
--------------------------------------------------------------------------------
12       Type of Reporting Person

         IN
--------------------------------------------------------------------------------

----------
(1) Includes 7,340 shares of common stock issuable upon exercise of stock options within 60 days of the calendar year-end.

(2) Includes (a) 208,353 shares of common stock held by McCarthy Capital Corporation ("MCC"), (b) 1,003,226 shares of common stock held by Fulcrum Growth Partners, L.L.C. ("Fulcrum"), (c) 750,000 shares of common stock held by McCarthy Group, Inc. ("MGI"), and (d) 1,820,437 shares of non-voting common stock held by MGI, which are convertible into shares of common stock upon the option of MGI. Mr. McCarthy is Chairman of MGI, which is the managing member of Fulcrum, and MCC is an indirectly wholly-owned subsidiary of MGI, and as such Mr. McCarthy may be deemed to beneficially own such shares. Although Mr. McCarthy may be deemed the beneficial owner of these shares, he disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.



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CUSIP NO.         126804 30 1
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1        Name of Reporting Persons.
         I.R.S. Identification No. of above person (entities only).

         McCarthy Group, Inc. ("MGI")
         47-0697955
--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place of Organization

         Nebraska
--------------------------------------------------------------------------------
                                    5       Sole Voting Power:
Number of                                   2,570,437(1)
Shares                              --------------------------------------------
Beneficially                        6       Shared Voting Power:
Owned by                                    1,211,579(2)
Each                                --------------------------------------------
Reporting                           7       Sole Dispositive Power:
Person                                      2,570,437(1)
With                                --------------------------------------------
                                    8       Shared Dispositive Power:
                                            1,211,579(2)
--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

         3,782,016(1)(2)
--------------------------------------------------------------------------------
10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

--------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)

         7.1%(1)(2)
--------------------------------------------------------------------------------
12       Type of Reporting Person

         CO
--------------------------------------------------------------------------------

----------

(1) Includes 1,820,437 shares of non-voting common stock held by McCarthy Group, Inc. ("MGI"), which are convertible into shares of common stock upon the option of MGI.

(2) Includes (a) 208,353 shares of common stock held by McCarthy Capital Corporation, an indirectly wholly-owned subsidiary of MGI, and (b) 1,003,226 shares of common stock held by Fulcrum Growth Partners, L.L.C., of which MGI is the managing member, and as such MGI may be deemed to beneficially own such shares.




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Item 1.

         a.       Name of Issuer:

                  Cabela's Incorporated (the "Issuer")

         b.       Address of Issuer's Principal Executive Offices:

                  One Cabela Drive
                  Sidney, NE  69160

Item 2.

a.       Name of Person Filing:

         (1) Michael R. McCarthy ("McCarthy"); (2) McCarthy Group, Inc. ("MGI")

b.       Address of Principal Business Office:

         (1)      McCarthy:
                  Michael R. McCarthy
                  1125 So. 103rd Street, Suite 450
                  Omaha, NE 68124

         (2)      MGI:
                  McCarthy Group, Inc.
                  1125 S. 103rd Street, Suite 450
                  Omaha, NE  68124

c.       Citizenship:

         (1)      McCarthy:
                  United States of America

         (2)      MGI:
                  State of Nebraska, USA

d.       Title of Class of Securities:

         Common Stock, par value $0.01

e.       CUSIP Number:

         126804 30 1

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n): N/A

a.         [ ]    Broker or dealer registered under section 15 of the Act (15
                  U.S.C. 78o);

b.         [ ]    Bank is defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

c.         [ ]    Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c);



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d.         [ ]    Investment company registered under section 8 of the
                  Investment Company Act (15 U.S.C. 80a-8);

e.         [ ]    Investment adviser in accordance with section
                  240.13d-1(b)(1)(ii)(E);

f.         [ ]    Employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

g.         [ ]    Parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

h.         [ ]    Savings association as defined in section 3(b) of the Federal
                  Deposit Insurance Act (12 U.S.C. 1813);

i.         [ ]    Church plan is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

j.         [ ]    Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

Item 4. Ownership

a.       Amount Beneficially Owned:

         (1) McCarthy: 3,880,371. Includes (a) 7,340 shares of common stock issuable upon exercise of stock options within 60 days of the calendar year-end, (b) 208,353 shares of common stock held by McCarthy Capital Corporation ("MCC"), (c) 1,003,226 shares of common stock held by Fulcrum Growth Partners, L.L.C. ("Fulcrum"), (d) 750,000 shares of common stock held by MGI, and (e) 1,820,437 shares of non-voting common stock held by MGI, which are convertible into shares of common stock upon the option of MGI.

         (2) MGI: 3,782,016. Includes (a) 1,820,437 shares of non-voting common stock held by MGI, which are convertible into shares of common stock upon the option of MGI, (b) 208,353 shares of common stock held by MCC, an indirectly wholly-owned subsidiary of MGI, and (c) 1,003,226 shares of common stock held by Fulcrum.

b.       Percent of Class:

         (1) McCarthy: 7.3%. Includes (a) 7,340 shares of common stock issuable upon exercise of stock options within 60 days of the date of this Schedule, (b) 208,353 shares of common stock held by MCC, (c) 1,003,226 shares of common stock held by Fulcrum,
                  (d) 750,000 shares of common stock held by MGI, and (e) 1,820,437 shares of non-voting common stock held by MGI, which are convertible into shares of common stock upon the option of MGI.

         (2) MGI: 7.1%. Includes (a) 1,820,437 shares of non-voting common stock held by MGI, which are convertible into shares of common stock upon the option of MGI, (b) 208,353 shares of common stock held by MCC, and (c) 1,003,226 shares of common stock held by Fulcrum.

c.       Number of shares as to which such person has:

         i.       Sole power to vote or to direct the vote:

                  (1)      McCarthy: See Items 5-8 on page two of this Schedule
                           13G.




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                  (2)      MGI: See Items 5-8 on page three of this Schedule
                           13G.

         ii.      Shared power to vote or to direct the vote:

                  (1)      McCarthy: See Items 5-8 on page two of this Schedule
                           13G.

                  (2)      MGI: See Items 5-8 on page three of this Schedule
                           13G.

         iii.     Sole power to dispose or to direct the disposition of:

                  (1)      McCarthy: See Items 5-8 on page two of this Schedule
                           13G.

                  (2)      MGI: See Items 5-8 on page three of this Schedule
                           13G.

         iv.      Shared power to direct the disposition of:

                  (1)      McCarthy: See Items 5-8 on page two of this Schedule
                           13G.

                  (2)      MGI: See Items 5-8 on page three of this Schedule
                           13G.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Various persons other than as described in Item 4 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         N/A

Item 8.  Identification and Classification of Members of the Group

         N/A

Item 9.  Notice of Dissolution of Group

         N/A

Item 10. Certification (see Rule 13-1(b) and (c)).

         N/A




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EXHIBITS:

Exhibit 1: Joint Filing Agreement


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2005


                                       /s/ Michael R. McCarthy
                                       -----------------------------------------
                                       Michael R. McCarthy

                                       McCARTHY GROUP, INC.

                                       By: /s/ Michael R. McCarthy
                                           -------------------------------------
                                           Name:  Michael R. McCarthy
                                           Title: Chairman



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